Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement

dated May 7, 2015 and the Prospectus dated May 1, 2015

Registration No. 333-203814

Pricing Term Sheet

Boyd Gaming Corporation

$750,000,000 6.875% Senior Notes due 2023

Pricing Supplement, dated May 7, 2015, to the Preliminary Prospectus Supplement, dated May 7, 2015 (the “Preliminary Prospectus Supplement”), and related Base Prospectus, dated May 1, 2015 (the “Base Prospectus”), of Boyd Gaming Corporation. This supplement (this “Pricing Supplement”) is qualified in its entirety by reference to the Preliminary Prospectus Supplement and the Base Prospectus. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and the Base Prospectus and supersedes the information in the Preliminary Prospectus Supplement and the Base Prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and Base Prospectus. Terms used herein and not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement and the Base Prospectus.

Change in Offering Size

The total size of the offering of the notes has been increased from $500,000,000 to $750,000,000. See “Changes from Preliminary Prospectus Supplement” below.

Aggregate Principal Amount:	$750,000,000, which represents a $250,000,000 increase from the Preliminary Prospectus Supplement

Net Proceeds to the Issuer (before expenses):	$738,000,000

Title of Securities:	6.875% Senior Notes due 2023

Final Maturity Date:	May 15, 2023

Issue Price:	100%, plus accrued interest, if any, from May 21, 2015

Coupon:	6.875%

Spread to Treasury:	+ 482 basis points

Benchmark:	UST 1.75% due May 15, 2023

Yield to Maturity:	6.875%

Interest Payment Dates:	May 15 and November 15

Record Dates:	May 1 and November 1

First Interest Payment Date:	November 15, 2015

Optional Redemption:	On or after May 15, 2018, Boyd Gaming may redeem all or part of the notes at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the notes redeemed, to the applicable redemption date (subject to the rights of Holders of notes on any relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period beginning on May 15 of the years indicated below:

Year	Price

2018	105.156%

2019	103.438%

2020	101.719%

2021 and thereafter	100.000%

At any time prior to May 15, 2018, Boyd Gaming may also redeem all or a part of the notes, at a redemption price equal to 100% of the principal amount of notes redeemed plus the Applicable Premium as of the date of redemption, and accrued and unpaid interest, if any, to the date of redemption, subject to the rights of Holders of notes on any relevant record date to receive interest due on the relevant interest payment date.

“Applicable Premium” means, with respect to any note on any redemption date, the greater of:

(1) 1.0% of the principal amount of the note; or

(2) the excess of: (A) the present value at such redemption date of (i) the redemption price of the note at May 15, 2018 plus (ii) all required interest payments due on the note through May 15, 2018 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over (B) the principal amount of the note, if greater.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to May 15, 2018; provided, however, that if the period from the redemption date to May 15, 2018 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

Optional Redemption with Equity Proceeds:	At any time prior to May 15, 2018, Boyd Gaming may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture at a redemption price of 106.875% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date, with the Net Cash Proceeds of one or more Public Equity Offerings; provided that: (1) at least 65% of the aggregate principal amount of notes issued under the indenture remains outstanding immediately after the occurrence of such redemption (excluding notes held by Boyd Gaming and its Subsidiaries); and (2) the redemption occurs within 90 days of the date of the closing of such Public Equity Offering.

CUSIP:	103304 BK6

ISIN:	US103304 BK67

Underwriters:

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Deutsche Bank Securities Inc.

Wells Fargo Securities, LLC

UBS Securities LLC

BNP Paribas Securities Corp.

Credit Suisse Securities (USA) LLC

Nomura Securities International, Inc.

Trade Date:	May 7, 2015

Settlement Date:

May 21, 2015 (T+ 10)

By virtue of the fact that the notes initially settle in T+ 10, purchasers of the notes who wish to trade the notes prior to May 21, 2015 may need to specify alternate settlement arrangements and should consult their advisors.

Denominations:	$1,000 and integral multiples of $1,000

Form of Offering:	SEC Registered (Registration No. 333-203814)

Changes from Preliminary Prospectus Supplement:

The principal amount of the notes to be issued in the offering increased from $500,000,000 to $750,000,000. The proceeds received from the increase of $250,000,000 will be used to (i) pay fees and expenses of approximately $56 million in connection with the notes offering and the repurchase or redemption, as applicable, of our 9.125% senior notes due 2018, including accrued but unpaid interest on such notes and (ii) repay approximately $194 million of outstanding borrowings under the Boyd Gaming Revolving Credit Facility, which will correspondingly increase available borrowing capacity under such facility. No amounts will be drawn under the Boyd Gaming Revolving Credit Facility in connection with the transactions contemplated by the Preliminary Prospectus Supplement. Affiliates of each of the underwriters are lenders under the Boyd Gaming Revolving Credit Facility, and will accordingly receive a portion of the net proceeds of the offering in connection therewith. Other information (including, but not limited to, financial information in “Capitalization” and “Use of Proceeds”) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

The issuer has filed a registration statement (including a prospectus) and a related preliminary prospectus supplement with the United State Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the Preliminary Prospectus Supplement and accompanying prospectus may be obtained by contacting J.P. Morgan Securities LLC by mail at J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, Attn: Prospectus Department, or by phone at 1-866-803-9204.

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